

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 16, 2017

Via E-mail
Mr. John L. Sennott, Jr.
Senior Vice President, Principal Financial Officer
Alleghany Corporation
1411 Broadway, 34th Floor
New York, NY 10018

Re: Alleghany Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 001-09371

Dear Mr. Sennott:

We have reviewed your September 15, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements
6. Liability for Loss and LAE
(c) Supplementary Information on Incurred and Paid Loss and LAE Development, page 150

1. We have the following observations regarding the paid and incurred loss tables you provided in response to prior comment 1 of our June 9, 2017 letter:
   - Loss development can deviate materially between D&O, E&O, general liability and medical malpractice and all other lines. For example:
     - From 2010 to 2011, reserves for the 2008 accident year developed favorably by approximately $47 million for all other lines but unfavorably of approximately $30 million for D&O, E&O, general liability and medical malpractice.
     - From 2015 and 2016:
       - reserves for the 2010 accident year developed favorably by approximately $4 million for all other lines and $22 million for D&O, E&O, general liability and medical malpractice.

- reserves for the 2014 accident year developed unfavorably by approximately $3 million for all other lines but favorably by approximately $24 million for D&O, E&O, general liability and medical malpractice.
- Claims duration is significantly different between D&O, E&O, general liability and medical malpractice and all other lines. For example, approximately 80% of claims incurred for an accident year for all other lines appear to be paid within three years versus over eight years for D&O, E&O, general liability and medical malpractice.

These observations indicate that aggregation of your Reinsurance Segment – Casualty & Other appears to obscure meaningful trending information for investors about the magnitude, timing and uncertainty of cash flows associated with the liability for incurred losses and LAE. As a result, we believe that further disaggregation as provided in your response is necessary. Refer to ASC 944-40-50-4H. Please confirm to us that you will revise your disclosures in future filings, accordingly.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance